Exhibit 99.1

Vipshop Holdings Limited to Hold 2013 Annual General Meeting on December 30, 2013

Guangzhou, China,  December 5, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”) today announced that it will hold its 2013 annual general meeting of shareholders at No. 20 Huahai Street, Liwan District, Guangzhou 510370, People’s Republic of China on December 30, 2013 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 16, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.vipshop.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Millicent Tu, Vipshop Holdings Limited, at ir@vipshop.com or by writing to:

No. 20 Huahai Street, Liwan District,

Guangzhou 510370,

People’s Republic of China

Attention: Millicent Tu

ABOUT VIPSHOP HOLDINGS LIMITED

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com